

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 29, 2017

Fun-Ming Lo
Chief Executive Officer
Imperial Garden & Resort, Inc.
106 Zhouzi Street, 4th Floor, 4E
Neihu District, Taipei, Taiwan (Republic of China) 11493

> **Re: Imperial Garden & Resort, Inc.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed September 14, 2017**
> **File No. 333-216694**

Dear Mr. Lo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2017 letter.

Prospectus Cover Page

1. We note your disclosure that you "plan to apply to list the ordinary shares" on Nasdaq. We note that this disclosure has not been updated since your initial filing. Please advise if the company has applied for listing approval and revise as applicable.

2. Please refer to the sixth paragraph and the "[_]" blank. Please fill in the missing information.

Prospectus Summary, page 2

Our Business, page 2

3. We note your disclosure that "[you] have applied for the necessary licenses to start the planned construction. However, [you] anticipate that it may take up to eighteen (18) months from February 2016 to obtain such licenses." Please revise as this referenced period has lapsed.

Summary of Financial Operations, page 5

4. Please refer to the second paragraph. Please revise to disclose your current assets and liabilities as of a more recent date without an adjustment for any offering proceeds. As of such date, please also clarify whether you still have a negative working capital position.

5. Please provide an analysis as to whether you are required to file as an exhibit any agreements relating to the August 2017 loan restructuring with Taiwan Cooperative Bank.

6. We note your statement here and throughout the filing that "[b]ased on the cash flow statement for the year ended December 31, 2016, we estimate that we are using our funds at a rate of approximately $55,000 per month. We anticipate that at such burn rate, our current capital would likely to last half of a month without further funding." With respect to your reference to "half of a month," please clarify from which point in time you are referring.

Risk Factors, page 12

We need the Development Permit, Construction License and Operation License, page 17

7. We note your disclosure that "the land reclassification will be completed by the third quarter of 2017." Please advise if the land reclassification has been completed and revise as applicable.

Accidents or injuries at our golf properties, page 22

8. Please provide an update for the following statement: "…Yao-Teh has purchased liability insurance against injuries caused by accidents occurred on the golf course, property insurance against damages to the properties on the premises and insurance against terrorist attacks for the year ended June 2017…"

Capitalization, page 37

9. Please revise your Capitalization Table to include Due to Shareholders amount as of December 31, 2016.

10. Please explain to us why the actual common shares issued and outstanding have been revised to 40,904,208 as of December 31, 2016, rather than the 340,801 shares reflected in the audited financial statements as of December 31, 2016.

Dilution, page 38

11. We note that you have revised your net tangible book value as of December 31, 2016 to $-1.70 per share, from $-240.36. Please explain to us how you calculated or determined this amount. In this regard, it appears that the common shares issued and outstanding as of December 31, 2016 are 340,801. Please advise or revise accordingly.

The Licenses and Permits for the Royal Country Club Spa & Resort, page 59

12. Please revise to discuss the current status of your various licenses and permits. We note that a significant amount of time has passed since your initial filing and certain referenced periods have lapsed. Please revise this section and the prospectus throughout as applicable.

Plan of Distribution, page 92

13. Please refer to the second paragraph. Please reconcile the offering expiration date with disclosure elsewhere in the filing that the offering will remain open for 120 days from the date of the prospectus.

Exhibit 5.1

14. We note your response to our prior comment 6 and reissue. We note that the legal opinion is in draft form. Please file a complete, dated and signed legal opinion.

15. We note your response to our prior comment 7 and reissue. We note that the registration statement also registers an offering by certain selling shareholders. Please have counsel revise the legal opinion to provide the required opinion regarding these shares. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19 dated October 14, 2011.

You may contact Aamira Chaudhry at (202) 551-3389 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Jay Kaplowitz, Esq.
       Sichenzia Ross Ference Kesner LLP